Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No.1 to the Registration Statement (Form S-3 No. 333 - 183111) and related Prospectus of Zillow, Inc. for the registration of Class A common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities, stock purchase contracts, stock purchase units or warrants and to the incorporation by reference therein of our report dated March 2, 2012, with respect to the financial statements of Zillow, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

August 24, 2012